SCHEDULE TO

(Rule 14d-100)
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

LONE OAK ACQUISITION CORPORATION
(Name of Subject Company (Issuer) and Name of Filing Person (Issuer))

Ordinary Shares, $0.001 Par Value

(Title of Class of Securities)

G5693V 105

(CUSIP Number of Class of Securities)

Berke Bakay
(972) 985-2190
12943 E Corrine Drive
Scottsdale, AZ 85259

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications on Behalf of Filing Persons)

with a copy to:

Mitchell S. Nussbaum, Esq.
Loeb & Loeb LLP
345 Park Avenue
New York, New York 10154
(212) 407-4000

CALCULATION OF FILING FEE

Transaction valuation Not Applicable	Amount of filing fee* Not Applicable

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	N/A	Filing Party:	N/A
Form or Registration No.:	N/A	Date Filed:	N/A

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

IMPORTANT NOTICES

Concurrently with the filing of this report, Lone Oak Acquisition Corporation (“Lone Oak”) is filing proxy solicitation materials in connection with seeking shareholder approval of an extension of the time Lone Oak has to complete a business combination beyond March 24, 2013. In connection with such extension, Lone Oak is conducting a tender offer for its ordinary shares in order allow shareholders the opportunity to redeem their shares if and when the extension is approved. Each description contained herein is not an offer to buy or the solicitation of an offer to sell securities. The solicitation and the offer to buy Lone Oak ordinary shares is being made pursuant to a tender offer statement on Schedule TO and other offer documents that Lone Oak filed with the Securities and Exchange Commission (the “SEC”) on February 25, 2013. The extension tender offer documents (including an offer to purchase, a related letter of transmittal and other offer documents) contain important information that should be read carefully and considered before any decision is made with respect to the extension tender offer. These materials were sent free of charge to all security holders of Lone Oak. In addition, all of these materials (and all other materials filed by Lone Oak with the SEC) are available at no charge from the SEC through its website at www.sec.gov. Security holders of Lone Oak are urged to read the proxy solicitation materials, extension tender offer documents and the other relevant materials before making any investment decision with respect to the extension and the extension tender offer because they will contain important information about the extension and the extension tender offer.

This Report of Foreign Private Issuer, including the exhibits contained herein, contains forward-looking statements that involve substantial risks and uncertainties. Other than statements of historical facts, all statements included in this report regarding Lone Oak’s strategy, future operations, future financial position, prospects, plans and objectives of management are forward-looking statements. The words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “predict,” “project,” “will,” “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. The acquisition parties may not actually achieve the plans, intentions or expectations disclosed in the forward-looking statements, and investors should not place undue reliance on the forward-looking statements. Actual results or events could differ materially from the plans, intentions and expectations disclosed in the forward-looking statements made by the acquisition parties. Important factors that could cause actual results or events to differ materially from the forward-looking statements, include among others: the number and percentage of Lone Oak public shareholders redeeming shares in the Extension Tender Offer (as defined below); changing principles of generally accepted accounting principles; outcomes of government reviews, inquiries, investigations and related litigation; compliance with government regulations; management of rapid growth; changes in government policy; and geopolitical events. Further, the forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures, collaborations or investments made by Lone Oak. Lone Oak does not assume any obligation to update any forward-looking statements.

Extension Proposal

Lone Oak will not be able to complete a business combination transaction prior to March 24, 2013 (the “Termination Date”), the date by which Lone Oak is required by its trust agreement governing the Trust Account to complete its initial business combination. Since Lone Oak will not be able to complete its initial business combination before the Termination Date, the board of directors has determined that it would be in the best interests of Lone Oak’s shareholders to extend the Trust Account for a period of six (6) months after the Termination Date, rather than liquidate as required by the trust agreement governing the Trust Account (the “Extension”).

In order to effect the Extension, Lone Oak’s shareholders must approve certain amendments to its Articles of Association and the trust agreement governing the Trust Account. Accordingly, Lone Oak has called a special meeting of shareholders to be held on Friday, March 22, 2013, to consider and vote on such proposals. In connection with such shareholder meeting, Lone Oak is mailing proxy solicitation materials seeking shareholder approval of the Extension. A copy of the proxy solicitation materials being mailed to shareholders is included as Exhibit 99.1 hereto.

Extension Tender Offer

In connection with the Extension, the board of directors of Lone Oak has determined that it is in Lone Oak’s best interest to provide shareholders with the opportunity to redeem their ordinary shares (each a “Share”) for cash equal to their pro rata share of the aggregate amount then on deposit in the Trust Account pursuant to an amendment (which is to be approved as part of the Extension) to the agreement governing the Trust Account by means of a tender offer (the “Extension Tender Offer”). As of February 27, 2013, approximately $28.2 million (approximately $8.21 per IPO Share) was in the Trust Account.

Lone Oak’s obligation to purchase ordinary shares validly tendered and not withdrawn pursuant to the Extension Tender Offer will be subject to: (i) the condition that no more than 2,829,535 of the number of ordinary shares issued in Lone Oak’s initial public offering have been validly tendered and not withdrawn pursuant to and prior to the expiration of the Extension Tender Offer; and (ii) approval of the Extension by Lone Oak’s shareholders prior to March 24, 2013.

Where to Find Additional Information

Lone Oak has filed with the SEC a Schedule TO in connection with the Extension Tender Offer. Shareholders are urged to carefully read the Schedule TO and any other relevant documents filed with the SEC when they become available, because they will contain important information about Lone Oak and the Extension Tender Offer. Copies of the proxy materials attached hereto and Schedule TO and other documents filed by Lone Oak will be available at the website maintained by the SEC at www.sec.gov. Copies of such filings can also be obtained, without charge, by directing a request to Lone Oak Acquisition Corporation, Room 1708 Dominion Centre, 43-59 Queen’s Road East, Wanchai, Hong Kong, Attn: Berke Bakay, telephone number: 852-2851-0260, or Advantage Proxy, who is acting as proxy solicitor in connection with the shareholder meeting and information agent in connection with the Extension Tender Offer, at 24925 13th Place South, Des Moines, WA 98198, Attention: Karen Smith, Telephone number: toll Free: 877-870-8565 or 206-870-8565, Email: ksmith@advantageproxy.com.

Exhibits.

Exhibit No.	Description

99.1	Proxy Solicitation Statement

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: March 4, 2013	LONE OAK ACQUISITION CORPORATION

	By:	/s/ Can Aydinoglu
Name: Can Aydinoglu
Title: Chief Financial Officer

Exhibit Index

Exhibit No.	Description

99.1	Proxy Solicitation Statement